Exhibit 99.1

Obsidian Energy Announces Alberta Site Rehabilitation Program Awards and Hedging Update

CALGARY, Oct. 1, 2020 /CNW/ – OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQX – OBELF) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to provide an update on our Alberta Site Rehabilitation Program (“ASRP”) grant applications and to give details on additional commodity hedges made during the third quarter of this year.

Alberta Site Rehabilitation Program Awards

In partnership with our service providers, the Company has received ASRP grants to date totaling $17 million and an additional $4 million in allocation eligibility as an Area Based Closure participant. These awards will allow the Company to expand our abandonment activities for wells, pipelines, facilities, and related site reclamation starting in the fourth quarter of this year and thus reduce our decommissioning liability. We will continue to be actively engaged with the Government of Alberta on further ASRP developments, and other provincial and federal programs, as they are announced.

Hedging Update

Over the last quarter, we added to our hedging position, providing additional certainty on our funds flow from operations at levels that are constructive to our business.

Currently, the Company has the following physical oil and financial natural gas hedges in place:

	2020
	October	November	December
WTI C$/bbl	$54.64	$54.64	$54.64
Total bbl/day	536	542	513

	2020		2021
	November	December	January	February	March
C$/GJ	2.78	2.78	2.78	2.78	2.78
Total GJ/day	25,000	25,000	25,000	25,000	25,000

Updated Corporate Presentation

For further information on these and other matters, Obsidian Energy has posted an updated corporate presentation which can be found on its website, www.obsidianenergy.com.

Non-GAAP measures

The financial measure funds flow from operations included in this press release does not have a standardized meaning prescribed by IFRS and therefore is considered a non-GAAP measure; accordingly, it may not be comparable to similar measures provided by other issuers. Funds flow from operations is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, onerous office lease settlements, the effects of financing related transactions from foreign exchange contracts and debt repayments, restructuring charges and certain other expenses and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund our planned capital programs.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that we will utilize the grants and allocation eligibility with the ASRP; what and when the ASRP awards will allow the Company to do and impact to our decommissioning liability; and that we will continue to be actively engaged with various governments on further ASRP elements.

With respect to forward-looking statements contained in this press release, Obsidian Energy has made assumptions regarding, among other things: our plans to participate in government programs and future approvals and the applicable terms and conditions in those programs; that the short term extensions on the revolving credit facility is extended and that the Company otherwise continues to satisfy the applicable covenants under such facility; that the Company will continue as a going concern going forward and realize its assets and discharge its liabilities in the normal course of business; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand; global energy policies going forward, including the continued agreement of members of OPEC, Russia and other nations to adhere to existing production quotas or further reduce production quotas; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in additional production due to the continuation of low commodity prices or the further deterioration of commodity prices and our expectations regarding when commodity prices will improve such that shut-in properties can be returned to production; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although Obsidian Energy believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause actual performance and financial results to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Such assumptions, risks and uncertainties are described in Obsidian Energy’s Annual Information Form and other public filings, available in Canada on SEDAR at www.sedar.com and in the United States on EDGAR at www.sec.gov. Readers are cautioned that such assumptions, risks and uncertainties should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

OBSIDIAN ENERGY: Suite 200, 207 – 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com